UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.*

(Exact name of applicant as specified in its charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of applicant’s name into English)

Guillermo González Camarena No. 2000

Colonia Santa Fe Centro Ciudad

01376 Mexico City

Mexico

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
8% Senior Secured Notes due 2024	Up to $56,858,270
Junior Payment-in-Kind Notes	Up to $10,337,867

Approximate date of proposed public offering:

As soon as practicable following the Effective Date under the Joint Prepackaged Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B de C.V., et. al., pursuant to Chapter 11 of the Bankruptcy Code

Name and address of agent for service:

C T Corporation System 28 Liberty Street New York, NY 10005	With a copy to: Michael L. Fitzgerald Paul Hastings LLP 200 Park Avenue New York, NY 10166 (212) 318-6000

Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”) hereby amends this Application for Qualification (this “Application”) on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Company.

* The Co-Applicants listed on the following page are also included in this Form T-3 as applicants.

The following direct and indirect subsidiaries of the Company are expected to be guarantors of the 8% Senior Secured Notes due 2024 (the “Expected Subsidiary Guarantors”) and are co-applicants on this Form T-3.

•                  Outsourcing Operadora de Personal, S.A. de C.V.

•                  TECBTC Estrategias de Promoción, S.A. de C.V.

•                  Maxcom SF, S.A. de C.V.

•                  Maxcom TV, S.A. de C.V.

•                  Maxcom USA, Inc.

•                  Telereunión, S.A. de C.V.

•                  Telscape de Mexico, S.A. de C.V.

•                  Sierra Comunicaciones Globales, S.A. de C.V.

•                  Sierra USA Communications, Inc.

•                  Asesores Telcoop, S.A. de C.V.

•                  Maxcom USA Telecom, Inc.

GENERAL

1.                                      General Information

The form of organization of and the state or other sovereign power under the laws of which each applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
Maxcom Telecomunicaciones, S.A.B. de C.V.	Corporation	Mexico
Outsourcing Operadora de Personal, S.A. de C.V.	Corporation	Mexico
TECBTC Estrategias de Promoción, S.A. de C.V.	Corporation	Mexico
Maxcom SF, S.A. de C.V.	Corporation	Mexico
Maxcom TV, S.A. de C.V.	Corporation	Mexico
Maxcom USA, Inc.	Corporation	Delaware
Telereunión, S.A. de C.V.	Corporation	Mexico
Telscape de Mexico, S.A. de C.V.	Corporation	Mexico
Sierra Comunicaciones Globales, S.A. de C.V.	Corporation	Mexico
Sierra USA Communications, Inc.	Corporation	Delaware
Asesores Telcoop, S.A. de C.V.	Corporation	Mexico
Maxcom USA Telecom, Inc.	Corporation	New York

2.                                      Securities Act Exemption Applicable

Pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated June 17, 2019 (as amended, supplemented and modified from time to time, the “Statement”), the Company and the Expected Subsidiary Guarantors will enter into a Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”), whereby in exchange for their claims pursuant to the Company’s step-up senior notes due 2020 (collectively, the “Old Notes Claims”) holders of the Old Notes Claims will receive the Company’s 8% senior secured notes due 2024 (the “Senior Notes”), the Company’s junior payment-in-kind notes (the “Junior PIK Notes”) and cash. A copy of the Statement, including the Plan of Reorganization, is included as Exhibits T3E-1 through T3E-5 to this Application.

The Senior Notes and related guarantees (the “Guarantees”) and the Junior PIK Notes will be issued pursuant to the forms of indenture to be qualified under this Form T-3 (the “Indentures”), copies of which will be filed as Exhibits T3C-1 and T3C-2 to this application. See Section 4.4 (Provisions for Implementation of the Plan—Issuance of the Senior Notes and Junior PIK Notes) in the Plan of Reorganization. Capitalized terms used herein and which are not otherwise defined herein shall have the meaning ascribed to them in the Plan of Reorganization.

No Senior Notes, Guarantees or Junior PIK Notes will be issued before the effective date of this Application.

The solicitation of acceptances from holders of the Old Notes Claims to the Plan of Reorganization was made in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 4(a)(2) thereof and Regulation S thereunder, and the Company expects that the issuance of the Senior Notes, the Guarantees and the Junior PIK Notes under the Plan of Reorganization will be exempt from registration under the Securities Act by reason of the applicability of Bankruptcy Code Sections 1145(a)(1) and (2). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act of 1933 and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

AFFILIATIONS

3.                                      Affiliates

The Company owns, directly or indirectly, 100% of the issued and outstanding voting stock of each of the following entities:

•                  Outsourcing Operadora de Personal, S.A. de C.V.

•                  TECBTC Estrategias de Promoción, S.A. de C.V.

•                  Maxcom SF, S.A. de C.V.

•                  Maxcom TV, S.A. de C.V.

•                  Maxcom USA, Inc.

•                  Telereunión, S.A. de C.V.

•                  Telscape de Mexico, S.A. de C.V.

•                  Sierra Comunicaciones Globales, S.A. de C.V.

•                  Sierra USA Communications, Inc.

•                  Asesores Telcoop, S.A. de C.V.

•                  Maxcom USA Telecom, Inc.

The Company also owns 51% of the issued and outstanding voting stock of Celmax Móvil S.A. de C.V.

Each of these entities is expected to exist upon consummation of the Plan of Reorganization.

See Item 5, “Principal Owners of Voting Securities,” for a description of the shareholders of the Company.

Certain directors and executive officers of the Company and each Expected Subsidiary Guarantors may be deemed to be “affiliates” of the Company or such Expected Subsidiary Guarantor by virtue of their positions with the Company or such Expected Subsidiary Guarantor. See Item 4, “Directors and Executive Officers.”

MANAGEMENT AND CONTROL

4.                                      Directors and Executive Officers

The names of all directors and executive officers of the Company and each Expected Subsidiary Guarantor as of the date of this application are set forth below. The mailing address and telephone number of each director and executive officer is c/o Maxcom Telecomunicaciones, S.A.B. de C.V., Guillermo González Camarena No. 2000, Col. Santa Fe Centro Ciudad, 01376 Mexico City, Mexico.

Maxcom Telecomunicaciones, S.A.B. de C.V.

Name	Office
Enrique Castillo Sánchez Mejorada	Chairman / Director
Javier Molinar Horcasitas	Vice Chairman / Director
Henry Davis Carstens	Director
Alberto Martín Soberón	Director
Arturo Monroy Ballesteros	Director
Rodrigo Lebois Mateos	Director
Ricardo Guillermo Amtmann Aguilar	Director
Héctor Olavarria Tapia	Director
Carlos Muriel Gaxiola	Director

Lauro Cantu Frias	Chief Executive Officer
Erik González Laureano	Chief Financial Officer

Outsourcing Operadora de Personal, S.A. de C.V.

TECBTC Estrategias de Promoción, S.A. de C.V.

Maxcom SF, S.A de C.V.

Maxcom TV, S.A. de C.V.

Maxcom USA, Inc.

Telereunión, S.A. de C.V.

Telscape de Mexico, S.A. de C.V.

Sierra Comunicaciones Globales, S.A. de C.V.

Sierra USA Communications, Inc.

Asesores Telcoop, S.A. de C.V.

Maxcom USA Telecom, Inc.

Name	Office
Armando Jorge Rivero Laing	Chairman / Director
Erik González Laureano	Director

Note: None of the Expected Subsidiary Guarantors has any executive officers as of the date hereof.

5.                                      Principal Owners of Voting Securities

The table below sets forth the name and complete mailing address, title of class owned, amount owned and percentage of voting securities owned for each person who owned 10% or more of the Company’s Series A common stock as of August 31, 2019. See Item 3, “Affiliates,” for a more information about the ownership of the voting securities of the Expected Subsidiary Guarantors.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Rodrigo Lebois Mateos Avenida Presidente Masaryk 111 Polanco V Sección 11550 Mexico City Mexico	Series A Common Stock of the Company	18,476,226	12.78%

Pursuant to the Plan of Reorganization, certain of the Company’s shareholders have committed to make a MXN 300 million (approximately USD 15.5 million) new capital contribution in exchange for newly issued shares of the reorganized Company’s Series A common stock (the “New Capital Contribution”). As a result of the New Capital Contribution, the amount and percentage of voting securities owned by the above-named shareholder and other shareholders of the Company are expected to change. The amounts and percentages of voting securities held by the Company’s principal shareholders following the New Capital Contribution will not be known until the conclusion of the contribution procedure in accordance with Mexican law. The Company currently expects that the above-named shareholder would remain the only owner of 10% or more of the Company’s Series A common stock following the New Capital Contribution.

UNDERWRITERS

6.                                      Underwriters

(a)  No person has acted as an underwriter of any securities of the Company within three years prior to the date of filing this Application.

(b)  No person is acting as a principal underwriter of the Senior Notes or the Junior PIK Notes proposed to be offered pursuant to the Indentures.

CAPITAL SECURITIES

7.                                      Capitalization

(a)  The following table sets forth information with respect to each authorized class of securities of the Company as of August 31, 2019:

Title of Class	Amount Authorized	Amount Outstanding
Series A Common Stock	144,471,081	144,471,081
Step-Up Senior Notes due 2020	$103,378,674	$103,378,674

Upon consummation of the Plan of Reorganization, (i) the Step-Up Senior Notes due 2020 will be cancelled, (ii) certain of the Company’s shareholders will have made the New Capital Contribution in exchange for Series A common stock, and (iii) the Senior Notes and the Junior PIK Notes will be issued in accordance with the Plan of Reorganization. See Section 4.4 (Provisions for Implementation of the Plan—Issuance of the Senior Notes and Junior PIK Notes) and Section 4.6 (Provisions for Implementation of the Plan—Discharge from Old Notes, Instruments, Certificates, and Other Documents) in the Plan of Reorganization.

The following table sets forth information with respect to each authorized class of securities of each Expected Subsidiary Guarantor as of August 31, 2019:

Expected Subsidiary Guarantor	Title of Class	Amount Authorized	Amount Outstanding
Outsourcing Operadora de Personal, S.A. de C.V.	Class I, Series A	50,000	50,000
	Class II, Series A	1	1
TECBTC Estrategias de Promoción, S.A. de C.V.	Class I, Series A	50,000	50,000
	Class II, Series A	1	1
Maxcom SF, S.A. de C.V.	Class I, Series A	50,000	50,000
	Class I, Series B	1,000	1,000
	Class II, Series B	1	1
Maxcom TV, S.A. de C.V.	Class I, Series A	50,000	50,000
	Class II, Series A	1	1
Maxcom USA, Inc.	Common Stock	1,000	1,000
Telereunión, S.A. de C.V.	Series A-1	25,500	25,500
	Series A-2	37,563	37,563
	Series B-1	24,500	24,500
	Series B-2	36,090	36,090
	Series N	643,251	643,251
	Series N-1	8	8
Telscape de Mexico, S.A. de C.V.	Series B	500	500
	Series B-1	912,371	912,371
Sierra Comunicaciones Globales, S.A. de C.V.	Series A	50,000	50,000
	Series B	812,597	812,597
	Series C	9,706,388	9,706,388
Sierra USA Communications, Inc.	Common Stock	1,000	1,000
Asesores Telcoop, S.A. de C.V.	Class I, Series A	50,000	50,000
	Class II, Series A	1	1
Maxcom USA Telecom, Inc.	Common Stock	100	100

(b)                                 Mexican and non-Mexican holders of Series A common stock are entitled to vote on all matters submitted to a vote of the stockholders.

INDENTURE SECURITIES

8.                                      Analysis of Indenture Provisions

Senior Notes

The Senior Notes will be subject to the indenture among the Company, the guarantors named therein, U.S. Bank National Association, as trustee (the “Trustee”), transfer agent, paying agent and registrar, CIBanco, S.A., Institución de Banca Múltiple, as collateral agent, and Banque Internationale à Luxembourg S.A., as the Luxembourg paying agent and Luxembourg transfer agent, pursuant to the Plan. The following is a general description of certain provisions of such indenture, and the description is qualified in its entirety by reference to the form of indenture filed as Exhibit T3C.1 herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture, and references to “Indenture” under this “Senior Notes” heading refer to such form of indenture.

(a)                                 Events of Default; Withholding of Notice of Default

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(1)                                 default for 30 days in the payment when due of interest (including any Additional Interest) or any Additional Amounts on the Senior Notes;

(2)                                 default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Senior Notes;

(3)                                 failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the “Change of Control” or “Merger, Consolidation or Sale of Assets” provisions of the Indenture;

(4)                                 failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the Trustee or the holders of at least 25% in aggregate principal amount of the Senior Notes then outstanding voting as a single class to comply with any of the other covenants or agreements in the indenture;

(5)                                 default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(a)                                 is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)                                 results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$10.0 million or more;

(6)                                 failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of US$10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7)                                 except as permitted by the indenture, any note guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any authorized Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its note guarantee, or any Collateral Document is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect; and

(8)                                 certain events of bankruptcy, reorganization, concurso mercantil, quiebra, insolvency or similar laws of Mexico, the U.S. or any other jurisdiction described in the indenture with respect to the Company or any of its

Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Senior Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Senior Notes may declare all the Senior Notes to be due and payable immediately.

Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Senior Notes may direct the Trustee in writing in its exercise of any trust or power. The Trustee may withhold from holders of the Senior Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any or a default pursuant to clause (5) or (6) above. The Trustee shall have the right to decline to follow any such direction if the Trustee in good faith, by a Responsible Officer of the Trustee, shall determine that the proceeding so directed would involve the Trustee in personal liability.

Subject to the provisions of the indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of Senior Notes unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a Senior Note may pursue any remedy with respect to the indenture or the Senior Notes unless:

(1)                                 such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2)                                 Holders of at least 25% in aggregate principal amount of the then outstanding Senior Notes have requested the Trustee to pursue the remedy;

(3)                                 such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)                                 the Trustee has not complied with such written request within 60 days after the receipt of such request and the offer of security or indemnity; and

(5)                                 Holders of a majority in aggregate principal amount of the then outstanding Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The Holders of a majority in aggregate principal amount of the then outstanding Senior Notes by written notice to the Trustee may, on behalf of the holders of all of the Senior Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Senior Notes.

(b)                                 Authentication and Delivery of Senior Notes; Application of Proceeds

The Senior Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President. The signature of these Officers on the Senior Notes may be by facsimile or manual signature in the name and on behalf of the Company. A Senior Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Senior Note has been duly and validly authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by at least one Officer of the Company, authenticate the Senior Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the Senior Notes. An authenticating agent may authenticate the Senior Notes whenever the Trustee may do so unless limited by the appointment of such agent.

The Senior Notes will be issued to Holders of Allowed Old Notes Claims (as defined in the Plan of Reorganization) pursuant to the Plan of Reorganization. As a result, the Company will not realize any proceeds from such issuance.

(c)                                  Release of Collateral

Upon the full and final payment and performance by the Company and the Guarantors of the Obligations under the Senior Notes, the indenture and the Collateral Documents will terminate and the Liens on all of the Collateral will be released. The Collateral Agent will release the Liens in favor of the Collateral Agent in any Collateral to be sold pursuant to a Collateral Asset Sale or, in the case of certain obsolete or other assets, to be disposed of in a transaction not considered a Collateral Asset Sale pursuant to clause (i) of the exclusion to the definition thereof; provided that such transaction shall be subject to the provisions under the “Asset Sales and Events of Loss” provisions of the Indenture. The Company may use the Net Proceeds of a Collateral Asset Sale to purchase Replacement Collateral to be made part of the Collateral or make an offer to repurchase Senior Notes.

(d)                                 Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Senior Notes issued thereunder, when:

(1)                                 either:

(a)                                 all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b)                                 all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Senior Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest and any Additional Amounts that may be due and payable, if any, to the date of maturity or redemption;

(2)                                 no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)                                 the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4)                                 the Company has delivered irrevocable written instructions to the Trustee under the indenture to apply the deposited money toward the payment of the Senior Notes at maturity or on the Redemption Date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)                                  Evidence of Compliance with Conditions and Covenants

The Company will deliver to the Trustee: (1) within 120 days after the end of each fiscal year a certificate stating that the Company has fulfilled its obligations under the Indenture or, if there has been a Default or Event of Default, specifying the Default or Event of Default and its nature and status; and (2) as soon as possible and in any event within 30 days after the Company becomes aware or should reasonably become aware of the occurrence of a

Default or an Event of Default, an Officers’ Certificate setting forth the details of the Default or Event of Default, and the action which the Company proposes to take with respect thereto.

Junior PIK Notes

The Junior PIK Notes will be subject to the indenture among the Company, U.S. Bank National Association, as trustee (the “Trustee”), transfer agent, paying agent and registrar, and Banque Internationale à Luxembourg S.A., as the Luxembourg paying agent and Luxembourg transfer agent, pursuant to the Plan. The following is a general description of certain provisions of such indenture, and the description is qualified in its entirety by reference to the form of indenture filed as Exhibit T3C.2 herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture, and references to “Indenture” under this “Junior PIK Notes” heading refer to such form of indenture.

(a)                                 Events of Default; Withholding of Notice of Default

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(1)                                 default in the payment when due (upon redemption or otherwise) of the principal of, or premium, if any, on, the Junior PIK Notes; and

(2)                              certain events of bankruptcy, reorganization, concurso mercantil, quiebra, insolvency or similar laws of Mexico, the U.S. or any other jurisdiction described in the indenture with respect to the Company or any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary (a “Bankruptcy Event of Default”).

Upon the occurrence of a Bankruptcy Event of Default, the entire principal amount of all the Junior PIK Notes and any Additional Amounts will be automatically accelerated, without any action by the Trustee or any holder and any principal or Additional Amounts will become immediately due and payable.

If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Junior PIK Notes may declare all the Junior PIK Notes to be due and payable immediately.

Subject to certain limitations, Holders of a majority in aggregate principal amount of the then outstanding Junior PIK Notes may direct the Trustee in writing in its exercise of any trust or power. The Trustee may withhold from Holders of the Junior PIK Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or premium, if any. The Trustee shall have the right to decline to follow any such direction if the Trustee in good faith, by a Responsible Officer of the Trustee, shall determine that the proceeding so directed would involve the Trustee in personal liability.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any Holders of Junior PIK Notes unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Junior PIK Note may pursue any remedy with respect to the Indenture or the Junior PIK Notes unless:

(1)                                 such Holder has previously given the Trustee written notice that an Event of Default is continuing;

(2)                                 Holders of at least 25% in aggregate principal amount of the then outstanding Junior PIK Notes have requested the Trustee to pursue the remedy;

(3)                                 such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4)                                 the Trustee has not complied with such written request within 60 days after the receipt of such request and the offer of security or indemnity; and

(5)                                 Holders of a majority in aggregate principal amount of the then outstanding Junior PIK Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

The Holders of a majority in aggregate principal amount of the then outstanding Junior PIK Notes by written notice to the Trustee may, on behalf of the Holders of all of the Junior PIK Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the Junior PIK Notes.

(b)                                 Authentication and Delivery of Junior PIK Notes; Application of Proceeds

The Junior PIK Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President. The signature of these Officers on the Junior PIK Notes may be by facsimile or manual signature in the name and on behalf of the Company. A Junior PIK Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Junior PIK Note has been duly and validly authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by at least one Officer of the Company, authenticate the Junior PIK Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the Junior PIK Notes. An authenticating agent may authenticate the Junior PIK Notes whenever the Trustee may do so unless limited by the appointment of such agent.

The Junior PIK Notes will be issued to Holders of Allowed Old Notes Claims (as defined in the Plan of Reorganization) pursuant to the Plan of Reorganization. As a result, the Company will not realize any proceeds from such issuance.

(c)                                  Release of Collateral

Not applicable.

(d)                                 Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Junior PIK Notes issued thereunder, when:

(1)                                 either:

(a)                                 all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b)                                 all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire outstanding principal amount on the Junior PIK Notes not delivered to the trustee for cancellation for principal, premium, if any, and any Additional Amounts that may be due and payable, if any, to the date of redemption;

(2)                                 no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound;

(3)                                 the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(4)                                 the Company has delivered irrevocable written instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Junior PIK Notes on the Redemption Date.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e)                                  Evidence of Compliance with Conditions and Covenants

Not applicable.

9.                                      Other Obligors

The Company’s obligations with respect to the Senior Notes will initially be guaranteed by the Expected Subsidiary Guarantors. The mailing address for each Expected Subsidiary Guarantor is c/o Maxcom Telecomunicaciones, S.A.B. de C.V., Guillermo González Camarena No. 2000, Col. Santa Fe Centro Ciudad, 01376 Mexico City, Mexico.

Contents of application for qualification. This application for qualification comprises:

(a)                                 Pages numbered 1 to 16, consecutively.

(b)                                 The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as trustee under the indentures to be qualified (filed herewith as Exhibit T3G).

(c)                                  The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants named below has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, in Mexico, on October 4, 2019.

Maxcom Telecomunicaciones, S.A.B. de C.V.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

Outsourcing Operadora de Personal, S.A. de C.V.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

TECBTC Estrategias de Promoción, S.A. de C.V.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

Maxcom SF, S.A. de C.V.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

Maxcom TV, S.A. de C.V.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

Maxcom USA, Inc.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

Telereunión, S.A. de C.V.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

Telscape de Mexico, S.A. de C.V.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

Sierra Comunicaciones Globales, S.A. de C.V.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

Sierra USA Communications, Inc.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

Asesores Telcoop, S.A. de C.V.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

Maxcom USA Telecom, Inc.

By:	/S/ ERIK GONZÁLEZ LAUREANO
Name: Erik González Laureano Title: Attorney-in-fact

INDEX TO EXHIBITS

Exhibit	Description
Exhibit T3A-1

Certificate of Incorporation of Maxcom USA, Inc. (incorporated by reference to Exhibit 3.8 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007)

Exhibit T3A-2

Certificate of Incorporation of Sierra USA Communications, Inc. (incorporated by reference to Exhibit T3A.2 to the Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3 (No. 022-28990) filed with the Securities and Exchange Commission on July 3, 2013)

Exhibit T3A-3*	Certificate of Incorporation of Maxcom USA Telecom, Inc.
Exhibit T3B-1*	Amended and Restated By-laws of Maxcom Telecomunicaciones, S.A.B de C.V. (English Translation)
Exhibit T3B-2

Bylaws of Outsourcing Operadora de Personal, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007)

Exhibit T3B-3

Bylaws of TECBTC Estrategias de Promoción, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007)

Exhibit T3B-4

Bylaws of Maxcom SF, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.6 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007)

Exhibit T3B-5

Bylaws of Maxcom TV, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit 3.7 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007)

Exhibit T3B-6	Bylaws of Maxcom USA, Inc. (incorporated by reference to Exhibit 3.9 to the Registration Statement on Form F-4 (No. 333-145800) filed with the Securities and Exchange Commission on August 30, 2007)
Exhibit T3B-7

Bylaws of Telereunión, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit T3B.8 to the Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3 (No. 022-28990) filed with the Securities and Exchange Commission on July 3, 2013)

Exhibit T3B-8

Bylaws of Telscape de Mexico, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit T3B.9 to the Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3 (No. 022-28990) filed with the Securities and Exchange Commission on July 3, 2013)

Exhibit T3B-9

Bylaws of Sierra Comunicaciones Globales, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit T3B.10 to the Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3 (No. 022-28990) filed with the Securities and Exchange Commission on July 3, 2013)

Exhibit T3B-10

Bylaws of Sierra USA Communications, Inc. (incorporated by reference to Exhibit T3B.12 to the Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3 (No. 022-28990) filed with the Securities and Exchange Commission on July 3, 2013)

Exhibit T3B-11

Bylaws of Asesores Telcoop, S.A. de C.V. (English Translation) (incorporated by reference to Exhibit T3B.13 to the Application for Qualification of Indenture under the Trust Indenture Act of 1939 on Form T-3 (No. 022-28990) filed with the Securities and Exchange Commission on July 3, 2013)

Exhibit T3B-12*	Bylaws of Maxcom USA Telecom, Inc.
Exhibit T3C-1*	Form of Indenture governing the Senior Notes
Exhibit T3C-2*	Form of Indenture governing the Junior PIK Notes
Exhibit T3D	Not applicable
Exhibit T3E-1*

Offering Memorandum and Consent Solicitation Statement relating to the Joint Prepackaged Plan of Reorganization of Maxcom Telecomunicaciones, S.A.B. de C.V., et al., pursuant to Chapter 11 of the Bankruptcy Code

Exhibit T3E-2*	Annex A to the Statement — Information About the Company
Exhibit T3E-3*	Annex B to the Statement — Joint Prepackaged Chapter 11 Plan

Exhibit T3E-4*	First Supplement to Offering Memorandum and Consent Solicitation Statement, dated July 15, 2019
Exhibit T3E-5*	Second Supplement to Offering Memorandum and Consent Solicitation Statement, dated July 23, 2019
Exhibit T3E-6*	Press release dated June 17, 2019
Exhibit T3E-7*	First press release dated June 28, 2019
Exhibit T3E-8*	Second press release dated June 28, 2019
Exhibit T3E-9*	Press release dated July 15, 2019
Exhibit T3E-10*	Press release dated July 30, 2019
Exhibit T3E-11*	Press release dated August 15, 2019
Exhibit T3E-12*	Press release dated August 19, 2019
Exhibit T3E-13*	Press release dated August 20, 2019
Exhibit T3E-14*	Press release dated September 17, 2019
Exhibit T3E-15*	Press release dated September 26, 2019
Exhibit T3F-1*	Cross-reference sheet with respect to the Senior Notes Indenture
Exhibit T3F-2*	Cross-reference sheet with respect to the Junior PIK Notes Indenture
Exhibit T3G*	Form T-1 qualifying U.S. Bank National Association as trustee under the indentures to be qualified pursuant to this Form T-3

*                                         Filed herewith.